Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

BY COUR

F/DI: 573/14.11.03

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of invitations to a special general meeting of minority shareholders and an extraordinary meeting of majority shareholder.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 11/20

Enclosure

- Invitations to SGM and EGM of shareholders

INVITATION
TO A SPECIAL GENERAL MEETING OF MINORITY SHAREHOLDERS OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A" (PPC S.A.)

Societe Anonyme Reg. No 47829/06/B/002

In accordance with the Greek Law and article 20 of the Articles Incorporation, the Board of Directors of PPC S.A, by resolution No 209/11.11.2003, calls all minority shareholders for a Special General Meeting that will take place on Wednesday the 10th of December 2003, at 11:00 a.m., at DIVANI-CARAVEL Hotel, at 2 M. Alexandrou Street, in Athens, at OLYMPIA Hall, there will be a discussion and vote for the following issue:

"Election of two (2) minority representatives for the Board of Directors of "PPC S.A." in accordance with the Greek Law and articles 20 and 10 2c of the Company's Articles of Incorporation".

The shareholders who wish to participate in the above mentioned Special Meeting should, according to the Greek Law and the Articles of Incorporation, submit to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens), the following documents during at least five (5) business days prior to the Special Meeting (i.e. until December 4th, 2003) from 10:00 a.m. to 13:00 p.m.

A. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the Special Meeting along with any documents of their representation.
B. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, November 11, 2003

By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors

INVITATION

TO AN EXTRAORDINARY GENERAL MEETING OF MAJORITY SHAREHOLDER OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A" (PPC S.A.)

Societe Anonyme Reg. No 47829/06/B/002

In accordance with the Greek Law and article 10 par.2a of the Articles Incorporation, the Board of Directors of PPC S.A, by resolution No 210/11.11.2003, calls the majority shareholder for a Extraordinary General Meeting that will take place on Wednesday the 10th of December 2003, at 13:30 p.m., at DIVANI-CARAVEL Hotel, at 2 M. Alexandrou Street, in Athens, at OLYMPIA Hall, there will be a discussion and decision for the following issue:

"Election of members for the Board of Directors in accordance with article 10 par. 2a of the Company's Articles of Incorporation".

Athens, November 11, 2003

By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors

Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 573/14.11.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of invitations to a special general meeting of minority shareholders and an extraordinary meeting of majority shareholder.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Invitations to SGM and EGM of shareholders

INVITATION
TO A SPECIAL GENERAL MEETING OF MINORITY SHAREHOLDERS OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A" (PPC S.A.)

Societe Anonyme Reg. No 47829/06/B/002

In accordance with the Greek Law and article 20 of the Articles Incorporation, the Board of Directors of PPC S.A, by resolution No 209/11.11.2003, calls all minority shareholders for a Special General Meeting that will take place on Wednesday the 10th of December 2003, at 11:00 a.m., at DIVANI-CARAVEL Hotel, at 2 M. Alexandrou Street, in Athens, at OLYMPIA Hall, there will be a discussion and vote for the following issue:

"Election of two (2) minority representatives for the Board of Directors of "PPC S.A." in accordance with the Greek Law and articles 20 and 10 2c of the Company's Articles of Incorporation".

The shareholders who wish to participate in the above mentioned Special Meeting should, according to the Greek Law and the Articles of Incorporation, submit to the Company's competent office (30 Chalkokondyli str, 5th floor, office 513, Athens), the following documents during at least five (5) business days prior to the Special Meeting (i.e. until December 4th, 2003) from 10:00 a.m. to 13:00 p.m.

A. Those shareholders (owners of dematerialized shares) who act through an administrator (Bank or Securities Company) should block their shares through their administrator and submit to PPC S.A. the respective certificate of their shares being blocked issued by the Central Securities Depository in order to participate in the Special Meeting along with any documents of their representation.

B. Those shareholders (owners of dematerialized shares) who do not act through an administrator, but are registered to the special account, the administrator of which is the Central Securities Depository, should block their shares by a relevant declaration directly to the Central Securities Depository and submit to PPC S.A. the abovementioned certificate along with any documents of their representation.

Athens, November 11, 2003

By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors

INVITATION
TO AN EXTRAORDINARY GENERAL MEETING OF MAJORITY SHAREHOLDER OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A" (PPC S.A.)

Societe Anonyme Reg. No 47829/06/B/002

In accordance with the Greek Law and article 10 par.2a of the Articles Incorporation, the Board of Directors of PPC S.A, by resolution No 210/11.11.2003, calls the majority shareholder for a Extraordinary General Meeting that will take place on Wednesday the 10th of December 2003, at 13:30 p.m., at DIVANI-CARAVEL Hotel, at 2 M. Alexandrou Street, in Athens, at OLYMPIA Hall, there will be a discussion and decision for the following issue:

"Election of members for the Board of Directors in accordance with article 10 par. 2a of the Company's Articles of Incorporation".

Athens, November 11, 2003

By order of the Board of Directors
Demetrios V. Papoulias
Chairman of the Board of Directors